

08029582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 9 2008

Washington, DC
112

SEC FILE NUMBER
8- 51548

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFBE Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Walker, Suite 1140

(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Howard   713-225-9580

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company

(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 2 7 2008

THOMSON
FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Alex Howard_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_HFBE Capital, LP_____ , as

of _December 31_____ , 20_07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

KYMBERLY KERIN
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 9, 2011

_Alex Howard_____
Signature

Designated Principal
_____
Title

_Kymberly Kerin_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

HFBE CAPITAL, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Partners
HFBE Capital, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of HFBE Capital, L.P. as of December 31, 2007 and 2006 and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFBE Capital, L.P. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 22, 2008

ASSETS

	2007	2006
Cash and cash equivalents	$ 44,675	$ 12,420
Accounts receivable	41,250	-
Prepaid expenses - affiliate	-	264,082
TOTAL ASSETS	$ 85,925	$ 276,502

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable-affiliate	$ 10,713	$ -
Partners' capital	75,212	276,502
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 85,925	$ 276,502

The accompanying notes are an integral part of the financial statements.

	2007	**2006**
Commissions and other revenues	$ 76,250	$ 776,298
Management fee and administrative expense	277,540	815,181
Net loss	$ (201,290)	$ (38,883)

The accompanying notes are an integral part of the financial statements.

4

	Limited Partners			General Partner HFBE Capital GP LLC	Total
	Howard	Frazier	Barker		
Balance, December 31, 2005	$ 105,124	$ 105,122	$ 105,122	$ 16	$ 315,384
Net loss	(12,960)	(12,960)	(12,960)	(3)	(38,883)
Balance, December 31, 2006	92,164	92,162	92,162	13	276,502
Net loss	(66,277)	(66,277)	(66,277)	(2,009)	(201,290)
Balance, December 31, 2007	$ 25,887	$ 25,885	$ 25,885	$ (1,996)	$ 75,212

The accompanying notes are an integral part of the financial statements.

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and others	$ 35,000	$ 789,498
Cash paid for management fees and expenses	(2,745)	(797,189)
Net cash provided (used) by operating activities	32,255	(7,691)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,255	(7,691)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,420	20,111
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 44,675	$ 12,420
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net loss	$ (201,290)	$ (38,883)
(Increase) Decrease in accounts receivable	(41,250)	13,200
Decrease in prepaid expenses - affiliate	264,082	18,067
Increase decrease in accounts payable - affiliate	10,713	(75)
Net cash provided (used) by operating activities	$ 32,255	$ (7,691)

The accompanying notes are an integral part of the financial statements.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

<u>Description of Business</u> – HFBE Capital, L.P. (a Texas limited partnership) ("the Partnership") is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). As a result of the merger of the NASD into FINRA during 2007, the Partnership received a one time payment from the NASD of $35,000, which is included in commissions and other revenues in the statement of income.

<u>Statement Presentation</u> – The unclassified statement of financial condition is presented in accordance with industry standards.

<u>Revenue Recognition</u> – Commissions are recognized when trades settle and receivables are recorded at that time.

<u>Income Taxes</u> – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

<u>Cash and Cash Equivalents</u> – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Estimates</u> - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 1, 1998. The general partner of the Partnership is HFBE Capital GP LLC, and the limited partners are Donald Barker, William Frazier and Alex Howard.

The general partner has an ownership interest of .0034% and the limited partners each have a 33.3322% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with Howard Frazier Barker Elliott, Inc. (HFBE), a company related through common ownership, whereby HFBE will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

HFBE receives an incremental allocation services fee of $17,443 per month and a proportional allocation service fee equal to 85% of the monthly adjusted net operating income of the Partnership. The service fees may be waived by HFBE. Service fees and expense allocations for 2007 and 2006 were approximately $258,000 and $795,000, respectively. In addition, the partnership prepaid $264,082 of 2007 service fees and expense allocations in 2006.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2007 and 2006, the Partnership had net capital of $33,962 and $12,420 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .315 to 1 and -0- at December 31, 2007 and 2006, respectively. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $44,675 and $12,420 at December 31, 2007 and 2006, respectively, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

100% of commission revenue in 2007 was derived from a single customer.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2007, management determined that no allowance for doubtful accounts was required.

NET CAPITAL
    Total partners' capital qualified for net capital $ 75,212

        Total capital and allowable subordinated liabilities   75,212

    Deductions and/or charges
      Nonallowable assets:
        Accounts receivable   (41,250)

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION   33,962

    Haircuts on securities   -

    Net capital $ 33,962

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
      indebtedness) $ 714

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 28,962

    Ratio: Aggregate indebtedness to net capital   .315 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

NET CAPITAL

Total partners' capital qualified for net capital	$ 276,502
Total capital and allowable subordinated liabilities	276,502
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses - affiliate	(264,082)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	12,420
Haircuts on securities	-
Net capital	$ 12,420

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 7,420
Ratio: Aggregate indebtedness to net capital	-0-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

HFBE CAPITAL, L.P.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007 AND 2006

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 22, 2008

The Partners
HFBE Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of HFBE Capital, L.P. (the Partnership), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C

Houston, Texas

END